June 21, 2018

QTA: TSX VENTURE
QTRRF: OTCQB

QUATERRA ANNOUNCES AGM RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQB: QTRRF) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 21, 2018.

PricewaterhouseCoopers LLP, Chartered Professional Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company’s 2018 10% rolling stock option plan. The meeting approved a new Shareholder Rights Plan that has been adopted to ensure the fair treatment of all Quaterra shareholders in the event of an unsolicited take-over bid for the outstanding common shares of the Company. It was not adopted in response to any proposed acquisition or take-over bid and was not designed to prevent take-over bids that treat Quaterra’s shareholders fairly. A copy of the Shareholder Rights Plan Agreement will be available under the Company’s profile on SEDAR at www.sedar.com. It is subject to TSX Venture Exchange acceptance.

Shareholders approved the adoption of new updated Articles of Incorporation which include advance notice provisions. The advance notice provisions require advance notice to Quaterra in certain circumstances where shareholders of the Company nominate individuals for election to the board of directors. These provisions establish deadlines by which director nominations must be submitted to Quaterra prior to any annual or special meeting of shareholders and also outline the information that must be included in the notice to Quaterra for an effective nomination to occur. A copy of the new Articles will be available under the Company’s profile on SEDAR at www.sedar.com. The new Articles are subject to TSX Venture Exchange acceptance.

A total of 126,486,274 common shares were represented at the AGM, representing 62.94% of the votes attached to all outstanding common shares as at the record date. All the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated May 14, 2018, were approved by the requisite majority of votes cast at the AGM.

The following five incumbent directors were re-elected: Thomas Patton, John Kerr, LeRoy Wilkes, Gerald Prosalendis and Terry Eyton.

Following the annual general meeting, the board of directors re-appointed Thomas Patton as Chairman and CEO, Gerald Prosalendis as President and COO, Lei Wang as CFO and Lawrence Page, Q.C. as Corporate Secretary.

On behalf of the Board of Directors,

Thomas Patton
Chairman and CEO
Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President & COO, Quaterra Resources Inc.
604-641-2780

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Factors that could cause actual results to differ materially from those in forward looking statements include the timing and receipt of government and regulatory approvals, and continued availability of capital and financing and general economic, market or business conditions. Quaterra Resources Inc. does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.